Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 4 DATED JANUARY 23, 2018

TO THE PROSPECTUS DATED APRIL 20, 2017

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,”, “we,” or “our”) dated April 20, 2017, Supplement No. 1 dated April 27, 2017, Supplement No. 2 dated August 8, 2017, and Supplement No. 3 dated November 6, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering; and

●	an update regarding the appointment of a Chief Financial Officer.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of January 23, 2018, we have issued approximately $14,613,913 of Notes in our Follow-on Offering. As of January 23, 2018, approximately $55,386,087 of Notes remain available for sale to the public under our Follow-on Offering. On August 3, 2017, our board of managers approved an extension of the offering to September 29, 2018. Therefore, the Follow-on Offering will not last beyond September 29, 2018, unless further extended as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Appointment of a Chief Financial Officer

On January 2, 2018, our board of managers appointed Catherine Loftin to serve as our Chief Financial Officer. Previously, we did not have a Chief Financial Officer. Ms. Loftin’s biographical information is hereby added to the “Executive Officers and Board of Managers” subsection of the “Management” section of our prospectus as follows:

Catherine Loftin, age 39, is our Chief Financial Officer, a position to which she was appointed in January 2018. Ms. Loftin previously served as our Controller from November 2017 until her appointment as Chief Financial Officer. Prior to joining the Company, Ms. Loftin was the Corporate Controller for Lucas Group from November 2016 to June 2017. Prior to Lucas Group, Ms. Loftin was a Division Controller for Pulte Group from July 2014 through November 2016. Prior to Pulte Group, Ms. Loftin was the Director of Financial Reporting for DS Services Holdings, Inc. from November 2013 to April 2014. Ms. Loftin spent a majority of her career with Simmons Bedding Company as Manager of Financial Reporting from 2006 to 2013. Ms. Loftin started her accounting career with PricewaterhouseCoopers, after an internship with PricewaterhouseCoopers. Ms. Loftin received her Bachelors of Business of Administration from the Terry College of Business School at the University of Georgia, and her Masters of Accounting from Kennesaw State University’s Cole’s College of Business.